Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Thirty-nine weeks ended		Fiscal Year Ended
	Nov. 3,	Oct. 28,	Feb. 3,	Jan. 28,	Jan. 30,	Jan. 31,	Feb. 1,
	2018	2017	2018	2017	2016	2015	2014
NET EARNINGS
Net income	$383	$333	$284	$664	$541	$520	$429
Income tax expense	107	165	294	340	296	289	234
Interest expense, excluding capitalized interest	9	9	12	11	11	11	11
Portion of rents deemed representative of the interest factor (1/3)	215	202	287	269	252	249	236
	$714	$709	$877	$1,284	$1,100	$1,069	$910
FIXED CHARGES
Gross interest expense	$9	$9	$12	$11	$11	$11	$11
Portion of rents deemed representative of the interest factor (1/3)	215	202	287	269	252	249	236
	$224	$211	$299	$280	$263	$260	$247

RATIO OF EARNINGS TO FIXED CHARGES	3.2	3.4	2.9	4.6	4.2	4.1	3.7